SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Act of 1934
(Amendment No. 3)

Semele Group, Inc.
(Name of the Issuer)

Semele Group, Inc.
James A. Coyne
Gary D. Engle
(Name of Person(s) Filing Statement)

Common Stock, $0.10 par value
(Title of Class of Securities)

816616201
(CUSIP Number of Class of Securities)

James A. Coyne
President and Chief Operating Officer of
Semele Group, Inc.
200 Nyala Farms
Westport, Connecticut 06880
(203) 301-0555
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

Copy to:

Michael J. Choate, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue, Suite 2500
Chicago, Illinois 60611
(312) 836-4066

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14-101) or Rule 13e-3 (C) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation: $721,851.20*	Amount of Filing Fee: $58.40**

* The transaction valuation was calculated by multiplying 515,608, the number of shares of common stock being purchased in the Reverse/Forward Stock Split, by the purchase price of $1.40 per interest.

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals $80.90 per $1 million of the transaction valuation.

 ☒   Check box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:       $58.40
Form or Registration No.:       Preliminary Proxy Statement on Schedule 14A
Filing Party:               Semele Group, Inc.
Date Filed:               January 16, 2004

This Rule 13e-3 Transaction Statement (this "Statement") is being filed concurrently with the filing of a definitive proxy statement pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the "Definitive Proxy Statement"). All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

The information contained in the Definitive Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Definitive Proxy Statement.

ITEM 1.   SUMMARY TERM SHEET.

The information set forth in the Definitive Proxy Statement under the heading "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

(a)   Name and Address. The information set forth in the "Notice of Special Meeting of Shareholders" of the Definitive Proxy Statement is incorporated herein by reference.

(b)   Securities. The information set forth in the Definitive Proxy Statement under the caption "PROPOSAL NO. 1 APPROVAL OF THE SPLIT – Voting Procedures and Revocability of Proxies" is incorporated herein by reference.

(c)   Trading Market and Price. The information set forth in the Definitive Proxy Statement under the caption "INFORMATION ABOUT SEMELE GROUP, INC. – Price Range of Common Stock" is incorporated herein by reference.

(d)   Dividends. The information set forth in the Definitive Proxy Statement under the caption "INFORMATION ABOUT SEMELE GROUP, INC. – Price Range of Common Stock" is incorporated herein by reference.

(e)   Prior Public Offerings. The Company has made no underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933, as amended or exempt from registration under Regulation A (Rules 251 through 263 of the Securities Act of 1933, as amended).

(f)(1)   Prior Stock Purchases. The Company has not purchased any subject securities during the past two years.

(f)(2)   On August 29, 2003, GDE Investment Corporation, an entity controlled by Mr. Engle, purchased 132,467 shares of the Company's common stock in a privately negotiated transaction for $1.20 per share. On the same date, JAC Investment Corporation, an entity controlled by Mr. Coyne, acquired 66,233 shares of the Company's common stock in a privately negotiated transaction for $1.20 per share. Both of the purchases were made from limited partnerships whose general partner was controlled by Mr. Engle and whose sole assets consisted of the shares of the Company's common stock sold to GDE Investment Corporation and JAC Investment Corporation.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

The filing persons are Semele Group, Inc., James A. Coyne and Gary D. Engle, the subject company is Semele Group, Inc. Information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the Definitive Proxy Statement under the caption "INFORMATION ABOUT SEMELE GROUP, INC. – Current Directors and Executive Officers."

ITEM 4.   TERMS OF THE TRANSACTION.

(a)       Material Terms. The information set forth in the Definitive Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

(c)       Different Terms. None.

(d)       Appraisal Rights. The information set forth in the Definitive Proxy Statement under the caption "PROPOSAL NO. 1 APPROVAL OF THE SPLIT – Appraisal Rights" is incorporated herein by reference.

(e)       Provisions For Unaffiliated Security Holders. The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Split" is incorporated herein by reference.

(f)       Eligibility for Listing or Trading. The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS -- Certain Effects of the Split" is incorporated herein by reference.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
AGREEMENTS.

(a)       Transactions. The information in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003 under the heading “Item 12 – Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)       Significant Corporate Events. Not applicable.

(c)       Negotiations or Contacts. Not applicable.

(e)       Agreements Relating to the Subject Company's Securities. The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS – Purpose and Reasons for the Split" is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)       Use of Securities Acquired. The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS -- Certain Effects of the Split" is incorporated herein by reference.

(c)(1) – (8)   Plans. The information set forth in the Definitive Proxy Statement under the captions "SUMMARY TERM SHEET" and "SPECIAL FACTORS" and "PROPOSAL NO. 1 APPROVAL OF THE SPLIT" is incorporated herein by reference. The Company has disclosed in the Definitive Proxy Statement all plans with respect to each of the factors set forth in Item 1006(c)(1)-(8) of Regulation M-A.

ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS IN A GOING PRIVATE TRANSACTION.

(a)       Purposes. The information set forth in the Definitive Proxy Statement under the captions "SUMMARY TERM SHEET" and "SPECIAL FACTORS -- Purpose and Reasons for the Split" is incorporated herein by reference.

(b)       Alternatives. The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS – Alternatives Considered by the Special Committee and Messrs. Coyne and Engle" is incorporated herein by reference.

(c)       Reasons. The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS - Purpose and Reasons for the Split" is incorporated herein by reference.

(d)       Effects. The information set forth in the Definitive Proxy Statement under the captions "SUMMARY TERM SHEET" and "SPECIAL FACTORS – Certain Effects of the Split" and "SPECIAL FACTORS – Federal Income Tax Consequences" is incorporated herein by reference.

ITEM 8.   FAIRNESS OF THE TRANSACTION.

(a)       Fairness. The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Split" is incorporated herein by reference.

(b)       Factors Considered in Determining Fairness. The information set forth in the Definitive Proxy Statement under the captions "SPECIAL FACTORS -- Fairness of the Split" and "SPECIAL FACTORS -- Opinion of Special Committee’s Financial Advisor" and "SPECIAL FACTORS -- Alternatives Considered by the Special Committee and Messrs. Coyne and Engle" is incorporated herein by reference.

(c)       Approval of Security Holders. The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Split" and "PROPOSAL NO. 1 APPROVAL OF THE SPLIT – Vote Required" is incorporated herein by reference.

(d)       Unaffiliated Representative. The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Split" is incorporated herein by reference.

(e)       Approval of Directors. The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS -- Fairness of the Split".

(f)       Other Offers. The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS – Alternatives Considered by the Special Committee and Messrs. Coyne and Engle" is incorporated herein by reference.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c)       Report, Opinion, or Appraisal; Preparer and Summary of the report; Availability of Documents. The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS -- Opinion of Special Committee’s Financial Advisor" is incorporated herein by reference.

ITEM 10.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)       Source of Funds. The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS – Certain Effects of the Split" is incorporated herein by reference.

(b)       Conditions. Not applicable

(c)       Expenses. The information set forth in the Definitive Proxy Statement under the caption "SPECIAL FACTORS -- Certain Effects of the Split" is incorporated herein by reference.

(d)       Borrowed Funds. Not applicable.

ITEM 11.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)       Securities Ownership. The information set forth in the Definitive Proxy Statement under the caption "INFORMATION ABOUT SEMELE GROUP, INC. – Ownership of Voting Securities of the Company" is incorporated herein by reference.

(b)       Securities Transactions. Not applicable.

ITEM 12.   THE SOLICITATION OR RECOMMENDATION.

(d)       Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Definitive Proxy Statement under the caption "PROPOSAL NO. 1 APPROVAL OF THE SPLIT" is incorporated herein by reference.

(e)       Recommendations to Others. The information set forth in the Definitive Proxy Statement under the caption "PROPOSAL NO. 1 APPROVAL OF THE SPLIT" is incorporated herein by reference.

ITEM 13.   FINANCIAL STATEMENTS.

(a)       Financial Information. The financial information in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003 and the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004 is incorporated herein by reference. Additionally, the summary financial information set forth in the Definitive Proxy Statement under the caption "FINANCIAL INFORMATION AND INCORPORATION BY REFERENCE" is incorporated herein by reference.

(b)       Pro Forma Information. The information set forth as Appendix D to the Definitive Proxy Statement is incorporated herein by reference. Additionally, the summary financial information set forth in the Definitive Proxy Statement under the caption "FINANCIAL INFORMATION AND INCORPORATION BY REFERENCE" is incorporated herein by reference.

ITEM 14.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in the Definitive Proxy Statement under the caption "PERSONS MAKING THE SOLICITATION" is incorporated herein by reference.

ITEM 15.   ADDITIONAL INFORMATION.

The information contained in the Definitive Proxy Statement, including any appendices or exhibits thereto, is incorporated herein by reference.

ITEM 16.   EXHIBITS.

(a)(1)       Definitive Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on June 4, 2004.

(c)(1)       Opinion of Duff & Phelps LLC filed as Appendix C to the Definitive Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on June 4, 2004.

(c)(2)       Final Presentation of Duff & Phelps LLC to the special committee.

(c)(3)       November 25, 2003 Presentation of Duff & Phelps LLC to the special committee.

(c)(4)       Jones & Company Real Estate Appraisal dated March 1, 2002.

(c)(5)       KPMG Valuation Report, dated January 1, 2002, regarding MILPI Holdings, LLC.

(c)(6)       Marshall & Stevens Fair Market Valuation of Equity Interests Held by AFG Investment Trust A and Trust B in EFG Kirkwood LLC, as of December 31, 2002.

(d)(1)       Agreement, dated January 14, 2004, by and among, the Company and Mr. James A. Coyne and Mr. Gary D. Engle, filed as Appendix B to the Definitive Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on June 4, 2004.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Schedule 13E-3 includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on our current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning our possible or assumed future results of operations and also include those preceded or followed by the words "anticipates," "believes," "estimates," "expects," "should," "could," "targets" and "may" or similar expressions. The forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by such forward-looking statements.

Except to the extent required under the federal securities laws, we do not intend to update or revise the forward-looking statements to reflect circumstances arising after the date of the preparation of the forward-looking statements.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   June 4, 2004           SEMELE GROUP, INC., a Delaware corporation

By: /s/ Richard K. Brock
Richard K. Brock, Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   June 4, 2004

By: /s/ James A. Coyne
James A. Coyne

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   June 4, 2004

By: /s/ Gary D. Engle
Gary D. Engle